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06005979

AB 3/23/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enclave Capital, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 East 53rd Street
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maurice Hryshko 212-433-1360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

111 Dunnell Road (Address) Maplewood (City) NJ (State) 07040 (Zip Code)

PROCESSED
MAY 16 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 28 2006
WASH. D.C. 160 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/15/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maurice Hryshko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enclave Capital, L.L.C., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Counsel
Title

Notary Public
ANNE K. EVERS
NOTARY PUBLIC OF NEW JERSEY
My Comm. Expires July 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Enclave Capital, L.L.C.

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the

Securities and Exchange Commission

Year Ended December 31, 2005

Enclave Capital, L.L.C.
Index to the Financial Statements
December 31, 2005

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
111 Dunnell Road • Maplewood, NJ 07040
Phone: 973-763-6363 • FAX: 973-763-4430
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Members of

Enclave Capital, L.L.C.

We have audited the accompanying statement of financial condition of Enclave Capital, L.L.C. (the "Company") as of December 31, 2005 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enclave Capital, L.L.C. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Maplewood, New Jersey
February 23, 2006

Enclave Capital, L.L.C.
Statement of Financial Condition
December 31, 2005

Assets	
Current Assets	
Cash	$ 2,482
Due from clearing broker	123,370
Total Current Assets	$ 125,852
Liabilities and Members' Equity	
Current Liabilities	
Accounts payable	$ 11,595
Due to related party	18,500
Total Current Liabilities	30,095
Members' Equity	95,757
Total Liabilities and Members' Equity	$ 125,852

The accompanying notes form an integral part of these financial statements.

Enclave Capital, L.L.C.
Statement of Operations
Year Ended December 31, 2005

Revenues	
Interest income	3,940
Total Revenues	3,940
Expenses	
Salaries	52,500
Payroll taxes and benefits	9,109
Professional fees	18,500
Regulatory fees	3,521
Administrative	14,768
Insurance	928
Total Expenses	99,326
Net Loss	$ (95,386)

The accompanying notes form an integral part of these financial statements.

Enclave Capital, L.L.C.
Statement of Changes in Members' Equity
Year Ended December 31, 2005

	Total Members' Equity
Balance - January 1, 2005	$ 126,143
Members' contributions	65,000
Net loss	(95,386)
Balance - December 31, 2005	$ 95,757

The accompanying notes form an integral part of these financial statements.

Enclave Capital, L.L.C.
Statement of Cash Flows
Year Ended December 31, 2005

Cash Flows From Operating Activities	
Net Loss	$ (95,386)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities	
Changes in Assets and Liabilities	
Decrease in due from clearing broker	1,668
Increase in due to related party	18,500
Increase in accrued expenses	1,595
Total Adjustments	21,763
Net Cash Used by Operating Activities	(73,623)
Cash Flows From Financing Activities	
Contributions by members	65,000
Net Cash Provided by Financing Activities	65,000
Net Decrease in Cash	(8,623)
Cash - January 1, 2005	11,105
Cash - December 31, 2005	$ 2,482

The accompanying notes form an integral part of these financial statements.

Enclave Capital, L.L.C.
Notes to the Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Enclave Capital, L.L.C. (the "Company") is a limited liability company under the laws of the state of Delaware. The Company is a registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company acts as a broker primarliy in marketing private placements.

Basis of Income Realization and Securities Transactions

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. Securities transactions of the Company are recorded on a trade date basis. Realized and unrealized gains and losses are included in earnings.

Cash and Equivalents

Cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Income Taxes

The Company is formed as a limited liability company. As such, federal and state income is taxed to the members personally. Accordingly, no provision for federal or state income taxes have been made in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At times during the year, cash balances may exceed insured limits. However, management believes that the Company's cash is not at risk.

OFF-BALANCE SHEET RISK

The Company enters into transactions that may have off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss is greater than the value reflected in the Company's financial statements.

The Company is subject to certain risks arising from its transactions with counterparties if the counterparty fails to perform its obligations under the contractual terms.

RELATED PARTY TRANSACTIONS

The Palladin Group, L.P., pursuant to an agreement with the Company, provides office space and administrative services. The Palladin Group waived all amounts due under this agreement.

At December 31, 2005, $18,500 was due to The Palladin Group, L.P. with no interest or set repayment terms.

ENCLAVE CAPITAL, L.L.C.
Notes to the Financial Statements

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $95,757, which was $90,757 in excess of its required net capital of $5,000. The Company's net capital ratio was .3143 to 1.

NAME CHANGE

During 2005, the Company changed its name from Cripple Creek Securities, L.L.C. to Enclave Capital, L.L.C.

Enclave Capital, L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

NET CAPITAL	
Total Members' Equity	$ 95,757
Net Capital	$ 95,757
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Due to related party	$ 18,500
Accrued expenses	11,595
Total Aggregate Indebtedness	30,095
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum dollar net capital requirement	$ 5,000
Net Capital Requirement	5,000
Excess Net Capital	$ 90,757
Ratio of Aggregate Indebtedness to Net Capital	.3143 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 114,256
Rounding	1
Audit adjustment to record professional fee paid by related party	18,500
Net capital per above	$ 95,757

Enclave Capital, L.L.C.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2005

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

111 Dunnell Road • Maplewood, NJ 07040
Phone: 973-763-6363 • FAX: 973-763-4430
Website: www.rrbb.com • E-Mail: info@rrbb.com

Aaron A. Rich, CPA●
Alvin P. Levine, CPA+
Frank S. LaForgia, CPA
Carl S. Schwartz, CPA*
David N. Roth, CPA
Steven J. Truppo, CPA
Leonard M. Friedman, CPA◆♣
Gary A. Sherman, CPA*
Pamela Bezner Ali, CPA
Marsha L. Baldinger, CPA, CFP★◆
Robert S. Quick, CPA

Daniel M. Brooks, CPA

Barry D. Kopp, CPA*
Dorvin M. Rosenberg, CPA
Nicholas L. Truglio, CPA▲

Kenneth A. Berman, CPA (1933-2000)

*NJ and NY
+NJ and FL
●NJ, NY and PA
◆ Accredited in Business Valuation
♣Certified Business Appraiser
★Certified Financial Planner
▲Certified Fraud Examiner

Other Office:

380 Foothill Road
P.O. Box 6483
Bridgewater, NJ 08807-0483
908-231-1000
908-231-6894 Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

The Members
Enclave Capital, L.L.C.

In planning and performing our audit of the financial statements and additional information of Enclave Capital, L.L.C. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Maplewood, New Jersey
February 22, 2006